UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the Fiscal Year Ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from              to

Commission File No. 001-31720

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PIPER JAFFRAY COMPANIES RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PIPER JAFFRAY COMPANIES

800 Nicollet Mall, Suite 800

Minneapolis, MN 55402

Piper Jaffray Companies Retirement Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

Piper Jaffray Companies Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Piper Jaffray Companies Retirement Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

June 24, 2011

Piper Jaffray Companies Retirement Plan

Statements of Net Assets Available for Benefits

(Dollars in thousands)	December 31, 2010	December 31, 2009
Assets
Investments, at fair value:
Mutual funds	$88,916	$74,932
Common/collective trusts	18,881	18,288
Piper Jaffray Companies Stock Fund	10,497	11,056

Total investments	118,294	104,276

Cash and cash equivalents	276	903

Receivables:
Employee contributions receivable	—	200
Employer contributions receivable	3,814	3,634
Notes receivable from participants	1,518	1,485

Total receivables	5,332	5,319

Total assets	123,902	110,498

Liabilities
Payables:
Trade activity pending	(132)	(265)

Total payables	(132)	(265)

Total liabilities	(132)	(265)

Net assets available for benefits at fair value	123,770	110,233

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-reponsive investment contracts	(210)	(21)

Net assets available for benefits	$123,560	$110,212

See Notes to Financial Statements

Piper Jaffray Companies Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	For the Year Ended December 31,
(Dollars in thousands)	2010	2009
Additions:
Investment income:
Net appreciation in fair value of investments	$8,428	$22,640
Interest and dividends	1,428	1,627
Mutual fund rebates	166	158

Total investment income	10,022	24,425

Interest income on notes receivable from participants	81	84

Contributions:
Employer - noncash	3,814	3,634
Participants	9,750	8,396
Rollovers and transfers in	1,078	658

Total contributions	14,642	12,688

Deductions:
Participant withdrawals	(11,064)	(11,639)
Administrative fees	(201)	(160)
Trade activity pending	(132)	(265)

Total deductions	(11,397)	(12,064)

Net increase in net assets available for benefits	13,348	25,133
Net assets available for benefits, beginning of year	110,212	85,079

Net assets available for benefits, end of year	$123,560	$110,212

See Notes to Financial Statements

Piper Jaffray Companies Retirement Plan

Notes to Financial Statements

Note 1 Description of the Plan

General

The Piper Jaffray Companies Retirement Plan (the “Plan”) is a contributory defined contribution plan covering certain employees of Piper Jaffray Companies (the “Company” or “Plan sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following provides only general terms of the Plan. A complete description of the Plan is available from the Company.

Contributions

Beginning the first of the month subsequent to commencement of employment, participants may contribute between 1 and 50 percent of their recognized compensation, as defined in the Plan document, for each pay period up to an annual maximum of $16,500 for 2010. In addition, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions through payroll deductions to an annual maximum of $5,500 in 2010. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Eligible employees are automatically enrolled in the Plan at a three percent contribution rate if the employee does not take affirmative action to stop contributions or change contribution percentages.

The Company matches 100 percent of the first six percent of recognized compensation contributed by the participant up to the Social Security taxable wage base of $106,800 for 2010 (“Matching Contribution”). Participants are eligible for the Company’s Matching Contribution beginning on the January 1 subsequent to the commencement of a participant’s employment. The Matching Contribution is generally paid following the end of the Plan year and participants must be employed on the date of payment to receive the Company’s Matching Contribution.

Vesting

Participants are immediately vested in their contributions made to the Plan from their recognized compensation and the earnings thereon. In addition, participants are immediately vested in the Company’s Matching Contribution and earnings thereon. Vesting in the Company’s Profit Sharing Contribution and earnings thereon is based on years of continued services. A participant is 100 percent vested in their Profit Sharing Contribution after five years of service from the date of entrance into the Plan, with at least 1,000 hours of service in each Plan year. Additionally, participants become 100 percent vested in Profit Sharing Contributions when they reach age 59 1/2 or terminate employment as a result of becoming totally or permanently disabled or death.

Participant Accounts

Separate accounts are maintained for each participant whereby the participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined.

Forfeited account balances of terminated participants’ nonvested accounts are used to first reinstate the accounts of rehired participants. If a participant returns to the Company and completes a year of vesting service before the participant has five consecutive one-year breaks in service, the forfeited amount will be reinstated to the participant’s account at the end of that year. At December 31, 2010, forfeited nonvested accounts totaled $7,863.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their account balance. Loan terms range up to 5 years or up to 15 years if the loan is used towards the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of one percent over the prime rate for the business day preceding the date the loan is granted. Principal and interest are paid ratably through semi-monthly payroll deductions. Participants who terminate employment with outstanding loan balances have 90 days from the last day of their employment to pay the balance of their loan in full. Loans not repaid within that timeframe will be reported as taxable distributions. Participant loans are recorded at their unpaid principal balance, plus accrued but unpaid interest.

Benefits

After reaching the age of 59 1/2, a participant may elect to withdraw all or a portion of the value of their account without penalty. Hardship withdrawals by actively employed participants before the age of 59 1/2 are permitted for pre-tax contributions, only after meeting specified criteria, as defined in the Plan. Actively employed participants prior to the age of 59 1/2 can also elect to withdraw all or a portion of the rollover contributions or transferred contributions made to the Plan. Although hardship and rollover withdrawals are allowed, a participant may be subject to a 10 percent federal penalty tax.

If a participant’s employment ends for reasons other than total or permanent disability or death and the balance is less than $1,000, a distribution made before the age of 59 1/2 must be paid to the participant in the form of a lump-sum payment or direct rollover. If the participant’s balance exceeds $1,000, payment will not be made before age 70 1/2 without prior consent. The following options of distribution are available: lump-sum distribution, direct rollover, partial distribution or installment distribution (available only if participant’s balance exceeds $5,000). Upon death, the balance in the participant’s account is paid to the designated beneficiary in one of the above mentioned distribution options.

Note 2 Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles. Certain items in prior periods have been reclassified to conform to current year presentation.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures,” (“ASC 820”) provides a definition of fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC 820 maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level I – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities as of the report date.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date.

Level III – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation of Investment Contracts

As described in FASB Accounting Standards Codification Topic 962, “Plan Accounting – Defined Contribution Pension Plans,” (“ASC 962”), investment contracts (including contracts underlying other investments) held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC 962, the statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on contract value basis.

Valuation of Investments and Income Recognition

The Plan’s investments in mutual funds and the Piper Jaffray Companies Stock Fund are stated at fair value. Quoted market/redemption prices are used to value investments. The Plan’s investments in common/collective trusts consist of a fund that invests in small capitalization companies, a fund that invests in guaranteed investment contracts and a fund that invests in the common stock of 500 designated companies.

The investment in common/collective trusts is stated at fair value with an adjustment to contract value in accordance with ASC 962. Fair value is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value is equal to principal balance plus accrued interest.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

Note 3 New Accounting Pronouncements

Effective for interim and annual reporting periods ending after September 15, 2009, the FASB Accounting Standards Codification (the “Codification”) became the single source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB. The Codification supersedes existing nongrandfathered, non-Securities and Exchange Commission (“SEC”) accounting and reporting standards. The Codification did not change GAAP, but rather organized it into a hierarchy where all guidance within the codification carries an equal level of authority. All accounting literature not included in the Codification is considered non-authoritative. The Codification impacted the Plan’s financial statement disclosures since all references to authoritative accounting literature are now referenced in accordance with the Codification.

In May 2009, the FASB updated the accounting guidance on the recognition and disclosure of subsequent events described in FASB Accounting Standards Codification Topic 855, “Subsequent Events,” (“ASC 855”). Subsequent events are defined as events or transactions that occur after the balance sheet date, but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet. Unrecognized subsequent events are events or transactions that provide evidence about conditions that did not exist at the date of the balance sheet, but arose before the financial statements are issued. Recognized subsequent events are recorded in the financial statements and unrecognized subsequent events are excluded from the financial statements but disclosed in the notes to the financial statements if their effect is material. The Plan adopted this accounting guidance in the year ended December 31, 2009. The adoption of the updated guidance did not have a material impact on the Plan’s financial statements.

In April 2009, the FASB updated the accounting standards described in ASC 820 to provide guidance on estimating the fair value of a financial asset or liability when the trade volume and level of activity for the asset or liability has significantly decreased relative to historical levels and additional guidance on circumstances that may indicate that a transaction is not orderly. The guidance required entities to disclose in interim and annual periods the inputs and valuation techniques used to measure fair value and any changes in valuation inputs or techniques. In addition, debt and equity securities as defined by FASB Accounting Standards Codification Topic 320, “Investments – Debt and Equity Securities,” (“ASC 320”) shall be disclosed by major category. This guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption did not have a material impact on the Plan’s financial statements.

In September 2009, the FASB issued Accounting Standards Update No. 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent)” (“ASU 2009-12”). ASU No. 2009-12 amends ASC 820 by permitting entities, as a practical expedient, to estimate the fair value of investments within its scope using the net asset value (“NAV”) per share of the investment as of the reporting entities’ measurement dates. ASU No. 2009-12 was effective October 1, 2009 and the adoption did not have a material impact on the financial statements of the Plan.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements,” (“ASU 2010-06”) amending ASC 820. The amended guidance requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy and to disclose information in the Level 3 rollforward about purchases, sales, issuances and settlements on a gross basis. ASU 2010-06 also further clarifies existing guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The guidance in ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to separately disclose purchases, sales, issuances, and settlements in the Level 3 rollforward, which becomes effective for fiscal years (and for interim periods within those fiscal years) beginning after December 15, 2010. The adoption did not have a material impact on the financial statements of the Plan and management does not expect that the adoption of the guidance for Level 3 activities will have a material impact on the financial statements of the Plan.

In September 2010, the FASB issued Accounting Standards Update No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans,” (“ASU 2010-25”). ASU 2010-25 requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The Plan adopted ASU 2010-25 in its December 31, 2010 financial statements and has reclassified participant loans of $1.5 million for the years ended December 31, 2010 and 2009, respectively, from investments to notes receivable from participants. Net assets of the Plan were not affected by the adoption of ASU 2010-25.

Note 4 Investments

The Retirement Investment Committee oversees the Plan and Trust Agreement. It has the authority to make investment recommendations, such as the replacement of a fund due to the fund’s performance, and has the fiduciary responsibility to ensure the Plan is acting in the best interest of the participants.

The following table presents the net appreciation/(depreciation) in fair value of investments held by the Plan for the years ended December 31:

(Dollars in thousands)	2010	2009
Mutual funds	$10,567	$16,613
Common/collective trusts	1,508	2,040
Piper Jaffray Companies Stock Fund	(3,647)	3,987

Net appreciation in fair value of investments	$8,428	$22,640

The fair value of individual investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31 are as follows:

(Dollars in thousands)	2010	2009
Allianz NFJ Sm Cap Value Fund	$12,651	$10,338
American Europacific Growth Fund R5	10,505	10,045
American Growth Fund of America R5	12,837	12,069
Baron Growth Fund	8,013	6,365
Oppenheimer Developing Markets Y	6,862	***
Oppenheimer Value Y	7,428	6,682
PIMCO Total Return Fund	12,325	11,156
Piper Jaffray Companies Stock Fund	10,497	11,056
Wells Fargo Stable Return Fund N4	9,643	10,352
Wells Fargo S&P 500 Index Fund	8,840	7,936

***	Investment was less than 5 percent of the net assets available for benefits

Note 5 Investments in Common/Collective Trusts

The Plan invests in the Advisory Research Small Cap Value Collective Trust Fund (“Small Cap Fund”), the Wells Fargo Stable Return Fund N4 (“Stable Return Fund”) and the Wells Fargo S&P 500 Index Fund (“Index Fund”). The Small Cap Fund is composed of common stock of small capitalization companies; the Stable Return Fund holds benefit-responsive investment contracts; and the Index Fund is a collective investment fund composed of common stock of 500 designated companies. Units held by the Plan represent an undivided proportionate interest in all of the assets and liabilities of the Small Cap Fund, Stable Return Fund and Index Fund. The net asset value of each unit is determined daily, and reflects all earnings, expenses, gains and losses in the Small Cap Fund, Stable Return Fund and Index Fund, respectively. Income on the Small Cap Fund, Stable Return Fund and Index Fund’s investments are automatically reinvested and reflected in the net asset value of each unit. The Small Cap Fund and the Index Fund are reported at fair value on the statements of net assets available for benefits. The Stable Return Fund is reported at fair value with an adjustment to contract value on the statements of net assets available for benefits.

Note 6 Fair Value Measurements

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and other characteristics specific to the instrument. Financial instruments for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period.

The following is a description of the valuation techniques used to measure fair value.

Cash Equivalents

Cash equivalents are valued at cost, which approximates fair value, and are categorized as Level I.

Investments

Mutual Funds – Mutual funds are valued based on quoted prices in active markets obtained from independent pricing services for identical assets as of the report date. There are no restrictions as to redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds. To the extent these mutual funds are actively traded, valuation adjustments are not applied and they are categorized as Level I.

Common/Collective Trusts – The estimated fair value of the common/collective trusts is net asset value. The use of net asset value as fair value is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions. Prices for securities held in the underlying portfolios of the funds are primarily obtained from independent pricing services. These prices are based on observable market data for the same or similar securities and, consequently, are classified as Level II.

Piper Jaffray Companies Stock Fund – Piper Jaffray Companies Stock Fund is valued based on quoted prices from the exchange for identical assets as of the report date and therefore categorized as Level I.

The following tables summarize the Plan’s investment assets by level within the fair value hierarchy. As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2010
(Dollars in thousands)	Level I	Level II	Level III	Total
Investments:
Mutual funds	$88,916	$—	$—	$88,916
Common/collective trusts	—	18,881	—	18,881
Piper Jaffray Companies Stock Fund	10,497	—	—	10,497

Total investments	99,413	18,881	—	118,294

Cash equivalents	276	—	—	276

Total investments and cash equivalents	$99,689	$18,881	$—	$118,570

	Investment Assets at Fair Value as of December 31, 2009
(Dollars in thousands)	Level I	Level II	Level III	Total
Investments:
Mutual funds	$74,932	$—	$—	$74,932
Common/collective trusts	—	18,288	—	18,288
Piper Jaffray Companies Stock Fund	11,056	—	—	11,056

Total investments	85,988	18,288	—	104,276

Cash equivalents	903	—	—	903

Total investments and cash equivalents	$86,891	$18,288	$—	$105,179

There were no investment assets at fair value classified within Level III as of December 31, 2010 and 2009. There were no transfers between Level I and Level II during the years ended December 31, 2010 and 2009.

Note 7 Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated October 30, 2007, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan sponsor has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan sponsor believes it is no longer subject to income tax examinations for years prior to 2007.

Note 8 Risks and Uncertainties

The mutual funds and common/collective trusts of the Plan invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Note 9 Related Party Transactions

The Plan has invested in the Piper Jaffray Companies Stock Fund, which primarily invests in shares of the Company’s common stock. As of December 31, 2010 and 2009, the Plan’s investment in the Piper Jaffray Companies Stock Fund was comprised primarily of 302,561 and 218,448 shares of Piper Jaffray Companies common stock with a fair market value of $10,497,367 and $11,055,653, respectively. The Plan made purchases of the Company’s common stock of $1,825,541 and $694,741 and sales of the Company’s common stock of $2,329,550 and $4,937,699 during the years ended December 31, 2010 and 2009, respectively.

On February 15, 2011, the Company made a contribution of shares of the Company’s common stock to the Plan in an amount equal to $3,814,163. The contribution represented the Company’s Matching Contribution for the year ended December 31, 2010.

The Plan has also invested in the Small Cap Fund, Advisory Research All Cap Value Fund and Advisory Research International Small Cap Value Fund which are managed by Advisory Research, Inc. (“ARI”), a wholly-owned subsidiary of the Company.

Note 10 Administrative Expenses

Except to the extent paid by the Company, all expenses of the Plan, with the exception of loan processing and distribution fees, are paid by the Plan as a deduction from its mutual fund rebates received. The Plan receives mutual fund rebates related to its investments in mutual funds. The rebates, net of Plan expenses paid by the Plan, are allocated to Plan participants’ accounts. If expenses exceed rebates they are paid by the Plan sponsor. Loan processing and distribution fees of the Plan are paid out of the account of the requesting participant. The Company paid certain legal and audit fees related to the Plan during 2010 and 2009.

Note 11 Plan Termination

The Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of a complete or partial termination of the Plan or a permanent discontinuation of contributions to the Plan, each affected participant will become fully vested in their Profit Sharing Contribution regardless of length of service.

Note 12 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

(Dollars in thousands)	2010	2009
Net assets available for benefits per the financial statements	$123,560	$110,212
Adjustment of common/collective trusts to fair value	210	21

Net assets available for benefits per the Form 5500	$123,770	$110,233

Supplemental Schedule

Piper Jaffray Companies Retirement Plan

EIN: 30-0168701

Plan: 001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2010

Description	Number of Shares/Units	Market Value
Common/Collective Trusts:
Advisory Research Small Cap Value Collective Trust Fund *	32,957 units	$398,116
Wells Fargo Stable Return Fund N4	206,297 units	9,643,230
Wells Fargo S&P 500 Index Fund	199,459 units	8,840,039

		18,881,385

Mutual Funds:
Advisory Research All Cap Value Fund *	68,593 shares	798,427
Advisory Research International Small Cap Value Fund *	58,371 shares	635,076
Allianz NFJ Sm Cap Value Fund	444,068 shares	12,651,492
Am Funds US Gov. Sec. R5	169,266 shares	2,357,874
American Europacific Growth Fund R5	254,303 shares	10,505,237
American Growth Fund of America R5	422,398 shares	12,836,690
Am Funds High Income R5	124,739 shares	1,405,812
American Investment Company of America R5	58,740 shares	1,653,544
Baron Growth Fund	156,409 shares	8,012,819
Davis NY Venture Fund Y	123,370 shares	4,279,695
Neuberger & Berman Equity Fund	8,320 shares	211,901
Oppenheimer Developing Markets Y	190,232 shares	6,861,657
Oppenheimer Value Y	333,989 shares	7,427,910
PIMCO Total Return Fund	1,135,925 shares	12,324,789
Russell Real Estate Securities	47,426 shares	1,711,611
Vanguard Global Equity Fund	193,533 shares	3,456,501
Wells Fargo Advantage Small Cap Growth Fund	126,611 shares	1,785,210

		88,916,245

Stock Fund:
Piper Jaffray Companies Stock Fund *	302,561 units	10,497,367

Total investments		118,294,997

Participant loans (interest rate range: 4.0-9.5%, maturity date range: 1/15/2011-5/15/2025) *		1,518,125

Total assets held at end of year		$119,813,122

*	Indicates a party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Piper Jaffray Companies has duly caused this annual report to be signed on behalf of the Piper Jaffray Companies Retirement Plan by the undersigned hereunto duly authorized.

PIPER JAFFRAY COMPANIES RETIREMENT PLAN
By: Piper Jaffray Companies, Administrator

/s/ Anne M. Johnson
Anne M. Johnson
Head of Human Resources

Dated: June 24, 2011

EXHIBIT INDEX

Exhibit Number	Description	Method of Filing

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith